# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pyrophyte Acquisition Corp., CIK 0001848756
CUSIP: G7308P101
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 3262 WESTHEIMER RD., SUITE 706, Houston, Texas (TX), 77098
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001085146-24-005683
Filed by CIK 0000048966

## Reporting persons
- COWEN AND COMPANY, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Cowen Financial Products LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 500,000; shared voting power 0; sole dispositive power 500,000; shared dispositive power 0; aggregate amount beneficially owned 500,000 (4.4% of the class)
- TD SECURITIES (USA) LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 101,368; shared voting power 0; sole dispositive power 101,368; shared dispositive power 0; aggregate amount beneficially owned 101,368 (0.9% of the class)
- TORONTO DOMINION HOLDINGS USA INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TD GROUP US HOLDINGS LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TORONTO DOMINION BANK: type of reporting person: bank (BK); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Pyrophyte Acquisition Corp.
Address of issuer's principal executive offices:
3262 WESTHEIMER RD.
SUITE 706
Houston, TEXAS
77098

## Item 2. Person Filing
Name of person filing:
COWEN AND COMPANY, LLC

Cowen Financial Products LLC

TD SECURITIES (USA) LLC

TORONTO DOMINION HOLDINGS USA INC

TD GROUP US HOLDINGS LLC

TORONTO DOMINION BANK
Address of principal business office or, if none, residence:
ONE VANDERBILT AVENUE
NEW YORK, New York
10017

The address of TD Securities (USA) LLC's ("TDS") principal office, Cowen Financial Products LLC's ("CFP") principal office, and Toronto Dominion Holdings (U.S.A.), Inc.'s ("TDH") principal office is 1 Vanderbilt Avenue, New York, New York 10017. The address of TD Group US Holdings LLC's ("TD GUS") principal office is 251 Little Falls Drive, Wellington, Delaware 19808. The address of Toronto Dominion Bank's ("TD Bank") principal office is Toronto-Dominion Centre, 66 Wellington Street West, 12th Floor, TD Tower, Toronto, Ontario, Canada M5K 1A2.
Citizenship:
COWEN AND COMPANY, LLC - DELAWARE

Cowen Financial Products LLC - DELAWARE

TD SECURITIES (USA) LLC - DELAWARE

TORONTO DOMINION HOLDINGS USA INC - DELAWARE

TD GROUP US HOLDINGS LLC - DELAWARE

TORONTO DOMINION BANK - CANADA (FEDERAL LEVEL)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
601,368

TDS has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 101,368 shares, which were previously owned by Cowen and Company, LLC ("Cowen"), and CFP has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 500,000 shares. TDS is successor in interest to Cowen by merger effective as of December 9, 2024.

This schedule is jointly filed by Cowen, TDS, CFP, TDH, TD GUS and TD Bank. TDH is the sole owner of TDS and a sole, indirect owner of CFP. TD GUS is the sole owner of TDH. TD Bank is the sole owner of TD GUS. TD Bank, TDH, and TD GUS may be deemed to hold an indirect interest in the shares reported herein by TDS by virtue of their ownership of TDS.

Each of TDH, TD GUS and TD Bank disclaims ownership of the shares reported herein except to the extent of its pecuniary interest therein. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the US Securities Exchange Act of 1934 or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Percent of class: 5.3
Sole power to vote or to direct the vote:
COWEN AND COMPANY, LLC - 0

Cowen Financial Products LLC - 500,000

TD SECURITIES (USA) LLC - 101,368

TORONTO DOMINION HOLDINGS USA INC - 0

TD GROUP US HOLDINGS LLC - 0

TORONTO DOMINION BANK - 0
Shared power to vote or to direct the vote:
COWEN AND COMPANY, LLC - 0

Cowen Financial Products LLC - 0

TD SECURITIES (USA) LLC - 0

TORONTO DOMINION HOLDINGS USA INC - 0

TD GROUP US HOLDINGS LLC - 0

TORONTO DOMINION BANK - 0
Sole power to dispose or to direct the disposition:
COWEN AND COMPANY, LLC - 0

Cowen Financial Products LLC - 500,000

TD SECURITIES (USA) LLC - 101,368

TORONTO DOMINION HOLDINGS USA INC - 0

TD GROUP US HOLDINGS LLC - 0

TORONTO DOMINION BANK - 0
Shared power to dispose or to direct the disposition:
COWEN AND COMPANY, LLC - 0

Cowen Financial Products LLC - 0

TD SECURITIES (USA) LLC - 0

TORONTO DOMINION HOLDINGS USA INC - 0

TD GROUP US HOLDINGS LLC - 0

TORONTO DOMINION BANK - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: TD Securities (USA) LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the ordinary shares of Pyrophyte Acquisition Corp. will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 11, 2025

COWEN FINANCIAL PRODUCTS LLC

By: /s/ John Holmes
Title: Chief Operating Officer

TD SECURITIES (USA) LLC

By: /s/ Christina Petrou
Title: Vice President & Chief Operating Officer

COWEN AND COMPANY, LLC
By TD Securities (USA) LLC, as successor in interest

By: /s/John Holmes
Title: Vice President & Managing Director

TORONTO DOMINION HOLDINGS (U.S.A.), INC.

By: /s/ Christina Petrou
Title: Vice President & Chief Operating Officer

TD GROUP US HOLDINGS LLC

By: /s/ Romina McMahon
Title: Deputy Controller

THE TORONTO-DOMINION BANK

By: /s/ Christina Petrou
Title: Vice President & Chief Operating

## Signatures
- COWEN AND COMPANY, LLC: John Holmes, Vice President and Managing Director (02/11/2025)
- Cowen Financial Products LLC: John Holmes, Chief Operating Officer (02/11/2025)
- TD SECURITIES (USA) LLC: Christina Petrou, Vice President & Chief Operating Officer (02/11/2025)
- TORONTO DOMINION HOLDINGS USA INC: Christina Petrou, Vice President & Chief Operating Officer (02/11/2025)
- TD GROUP US HOLDINGS LLC: Romina McMahon, Deputy Controller (02/11/2025)
- TORONTO DOMINION BANK: Christina Petrou, Vice President & Chief Operating Officer (02/11/2025)
Comment: Cowen and Company, LLC signed By TD Securities (USA) LLC, as successor in interest